Exhibit 14
Our
Commitment
to Integrity:
Code of Conduct
for
Air Products
and
Its Companies

Letter from CEO John Jones	1

Overview	2

Leadership	3

Company Compliance	4
How to File a Report
Certification

Fairness	6
Fair Dealing
Protecting Those Who Protect the Company

Work Environment and Employment	7
Diversity and Respect in the Workplace
Equal Opportunity Employment
Human Rights and Labor and Employment Laws

Environment, Health, Safety, and Security	9
Protecting the Environment
Health and Safety at Work
Security of our Sites and Products

Company Assets and Information	11
Appropriate Use of Company Systems and Equipment
Managing Documents
Securities and Insider Trading
Intellectual Property and Protecting Company Information
Security in our Computing Environment
Data Privacy
Employee Privacy in the Computing Environment

Conflicting Personal Interests	14
What Might Constitute a Conflict of Interest
Giving or Receiving Gifts During the Course of Business

Interacting with the Public	16
Community Involvement
Political Involvement, Lobbying, and Contributions
Communicating with the Public

Interacting within Our Industry	18
Antitrust and Competition Laws
Competitor Relationships
Appropriate Ways to Obtain Competitive Information

Financial Accounting and Reporting Accuracy	20

International Trade Laws	22
Antiboycott Laws
Import/Export Laws

Foreign Corrupt Practices Act

Healthcare	24

Board Responsibility and Waivers	25

Country Numbers and Web Address for Reporting	26
a comprehensive guide to
Air Products’ expectations
for integrity on the job
and in the workplace
in.teg.rity
(in • t_ gre•te) noun
It’s behaving ethically
and being true to our
words.

Letter from CEO John Jones
Dear fellow employee:
Honesty and integrity are crucial to successful relationships. That wisdom applies not only to our personal relationships but to those we value as part of doing business. Your integrity is yours to hold or give away.
As a global company, we must follow the law in the countries where we operate. As employees, we must also follow Air Products’ policies. But behaving with integrity is more than that—it’s a principle we must hold close in spirit and in action. It encompasses everything from valuing our employees to protecting the environment to accurate financial reporting. It’s a commitment that our collective workforce must make.
Most people know what the right course of action is in a given situation. However, there are times in life when understanding what’s ethical isn’t as straightforward. At work, it’s the Company’s responsibility to provide employees with guidelines to follow. That’s why we’ve recently expanded and clarified our Code of Conduct.
Please take time to thoroughly read this Code of Conduct and consider how the information applies to you, your professional responsibilities, and the people and processes with which you interact. As an employee, it is your responsibility to know the Code of Conduct expectations.
Behaving with honesty is sometimes an act of courage. But it’s a priceless reward to safeguard our reputation. We encourage you to report Code of Conduct violations. Please know that no employee will suffer reprisals or retaliation for reporting. That’s our promise.
You and I and all of our colleagues must personally commit to honesty as we do our work each day. Integrity is one of our guiding values in Deliver the Difference and one of three unique characteristics of our brand. It is Air Products. That’s why I have no doubt that Air Products employees will continue to uphold our outstanding reputation for behaving ethically and being true to our word.

Overview
It’s imperative that the Company maintain the highest standards of ethics in all the business we do. That means following the laws as well as Air Products’ policies, standards, and procedures in the countries where we operate. It also means being fair and honest—doing the “right” thing. But what’s “right” isn’t always completely straightforward.
This Code of Conduct describes moral and ethical behavior that is expected of all employees. Company policies, standards, and procedures provide more detail about how employees should conduct themselves as members of the Air Products workforce. You should review the Code and policies that relate to your position and think about how they apply to you.
If you encounter a situation where what’s “right” isn’t clear, there are resources, described here, for you to get more information, express concerns, and report suspected Code violations. As an employee, you’re not only responsible to behave ethically yourself; you’re also obligated to report violations you become aware of. Air Products promises to enforce a non-retaliation policy for employees who, in good faith, report violations or suspected violations of the Code of Conduct.
As a company, we must maintain our honesty and integrity. Since Air Products is a multinational company, employees will encounter many different laws, regulations, policies, and business practices. Compliance with the laws and Air Products’ policies, standards, and procedures in all countries in which we do business is a must. Where legal requirements appear to conflict, you should consult with your manager or contact the Law Department or Chief Risk Officer for guidance.
Employees who don’t comply with the Code of Conduct may be subject to termination of employment and/or referral for criminal prosecution, and legal action by the Company in some cases. Managers and supervisors may be subject to disciplinary action and/or personal liability for failure to discover or address violations committed by their subordinates.
If you have questions or are unsure what to do in a situation, or you need to report a Code violation you’re aware of, talk to your supervisor or manager. If you are not satisfied with his or her response or believe he or she is involved in the violation, you can also seek clarification or assistance from the Law Department, Internal Audit, or the Chief Risk Officer. And if you prefer to speak to someone outside of Air Products, you can call the IntegrityLine at 1-877-272-9726, which is operated by a third party.

Leadership
It’s the responsibility of each employee to comply with the Code of Conduct. And managers and supervisors must create and maintain a work environment that encourages and promotes openness and honesty. Ethical leadership includes fostering a work environment that encourages employees to voice concerns or seek assistance during compromising situations. It also means supporting those who speak out. But the Company understands that building such an open environment is challenging. Employees are encouraged to go to their supervisors or managers with questions, but there are also other channels for employees to use to meet their responsibility to safeguard our reputation.

Company Compliance
How to File a Report
Employees who have questions, need advice, or suspect a Code violation should speak to their immediate supervisor or manager. But if the suspicions involve the supervisor or manager, or if the employee prefers to report the suspicions to someone else, he or she should take the matter to another supervisor or manager, Internal Audit, the Chief Risk Officer, or the Law Department.
Employees may also sometimes be reluctant to report violations or concerns to those within Air Products. If this is the case, you are encouraged to use another means to report your concerns. Any employee can make a report, 24 hours a day, 7 days a week. There are several ways you can report violations or suspected violations through a third-party company that manages this process for Air Products. The employees of this company are trained to collect sufficient information to allow Air Products to effectively investigate and resolve reports. You can choose to remain anonymous, but you are encouraged to identify yourself. Withholding your name or detailed information can make it difficult for the Company to address or reconcile issues. Here are your options:
1. Call the IntegrityLine in the United States
•	Call the toll-free IntegrityLine at 1-877-272-9726 (English)

•	Callers from outside the United States will need to access the toll-free IntegrityLine by first dialing the proper AT&T Access Number, found here— ww.usa.att.com/traveler/index.jsp (Choose your country from the drop-down menu and click “Go” to find the right access code)

•	If you are not proficient in the English language, you can request to speak with someone fluent in your language

•	You’ll be asked some questions and can give detailed information about your concerns
2. Call the toll-free number for the IntegrityLine for your country
•	See the inside back cover of this booklet for a list of country numbers

•	The person/message answering the phone will speak your country’s national language(s)

•	You’ll be asked some questions and can give detailed information about your concerns

•	If no number is listed for your country on the inside back cover, please use the instructions for the U.S. number, using AT&T access codes (see number 1, above)

•	You may also visit the Air Products Web site to see if your country’s number has been added. New numbers may be added to the Web site list as appropriate in the future www.airproducts.com/CodeofConduct

3. File a report online at the Web site managed by the third-party company (Spanish, English, or Traditional Chinese)
•	Visit the main URL, www.airproducts.com/integrityonline (the default page is in English)

•	You may also choose Spanish or Traditional Chinese from the navigation bar on the page to see all pages in Spanish or Traditional Chinese

•	You will come to another page with instructions on how to proceed to submit a report

•	Follow the steps on the screen to submit the details of your report (some fields are required information)

•	You may also visit this Web site to see if your language has been added

•	New languages may be added to the Web pages as appropriate in the future
No matter which method you choose to file a report, you’ll receive a report number and identifying number to use if you want to follow up. Then the third-party company will forward the report to the appropriate people at Air Products for investigation.
Employees who, in good faith, report suspected Code of Conduct violations are protected by the Company’s policy of non-retaliation. Any retaliation for such a report should itself be reported.
Employees wishing to report suspected violations related to questionable accounting or auditing matters to the Audit Committee of the Board of Directors may do so. Employees should ask that the report be forwarded to the Audit Committee as well, or the complaint may be mailed directly to the Audit Committee in care of the Corporate Secretary’s Office at Air Products in Allentown, Pennsylvania.
Certification
Periodically, the Chief Risk Officer may designate certain employees who will be required to provide a written certification that they have reviewed and understand the Code of Conduct. The certification will confirm that, during the immediately preceding period, the employee complied with the Code of Conduct and that he or she has no personal knowledge of any violation of it by others.

Fairness
Fair Dealing
Each employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors, and employees. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.
Protecting Those Who Protect the Company
Our reputation for honesty is itself an asset. That’s why the Company has a non-retaliation policy for employees who protect it. You should report actual or suspected Code of Conduct or policy violations. If you feel you are the victim of retaliation because you adhered to the Code of Conduct or reported a violation, call the IntegrityLine.

Work Environment and Employment
Diversity and Respect in the Workplace
Air Products is sincere in its commitment to build a working environment where openness, trust, and respect are integral parts of our global corporate culture. Employees are expected to treat each other with respect and to value each other’s differences and the perspective those differences bring.
The Company considers harassment and discrimination to be unjust and damaging to our work environment. In some countries, harassment and discrimination are illegal. Air Products adheres to existing laws in all countries where we operate. Employees should consult all relevant regional policies, standards, and procedures related to work environment and respect in the workplace.
Air Products will not tolerate violence or threats of violence in the workplace. Employees who bring weapons or hazardous materials to work or who act in a manner that frightens or intimidates other employees will be disciplined.
Equal Opportunity Employment
Air Products’ employees are the Company’s most valuable assets. The Company’s success depends on attracting and keeping a diverse workforce of talented men and women. Every employee will be judged on the basis of his or her qualifications and skills, without regard to personal characteristics. The Company fully supports all principles of equal opportunity in employment and will adhere to all such laws in the countries where we operate.
Human Rights and Labor and Employment Laws
For creativity and innovation to flourish, people need an environment where their rights are respected and they are treated with decency and dignity. Air Products is committed to fostering this environment. The Company follows all labor and employment laws in the countries where we operate, including laws pertaining to child labor and employee rights such as freedom of association, privacy, and equal opportunity employment.
Do I contribute to a
respectful environment
at Air Products?
Ask Yourself
     Does my conduct make
     colleagues feel valued
     and respected?
     Could someone be
     offended by my words or
     my actions?

Q: A coworker hung up a joke in our break room, and I find it offensive. I don’t want to cause trouble, but I don’t like having to look at it. Can I take the joke down?
A: You should talk to the coworker and explain your feelings. If he or she reacts negatively to your request, you should speak with your supervisor. Jokes, graphics, verbal comments, and other communications that embarrass or degrade people are not appropriate for the workplace. You have every right to speak up.
Q: I’m the hiring manager for a position that involves work in a variety of countries. Among the candidates, the one with the best qualifications is a woman, but I know that some businessmen in some of these countries do not like dealing with businesswomen. It might affect our business. What should I do?
A: It is against the policy of Air Products, and illegal, to exclude the best candidate from consideration because someone might not like dealing with professional women. It is important that we follow what we believe to be the right path in what we do, regardless of location.

Environment, Health, Safety, and Security
Protecting the Environment
Air Products takes our commitment to preserving the environment seriously. The Company’s policies meet or exceed government environmental protection laws in the countries where we operate. And we’re proud to be a Responsible Care® company. Responsible Care is a global initiative (legally owned by the American Chemistry Council, ACC, in the U.S.) aimed at minimizing environmental impact from the manufacture, distribution, and use of chemicals. It’s Air Products’ policy to meet Responsible Care guidelines in all instances. Employees must always follow all Air Products Environment, Health, and Safety policies, standards, and procedures and take any related training required by their job.
Health and Safety at Work
At Air Products, our highest priority is to make sure employees are provided with safe and healthy working conditions. Our safety record is commendable, and we’d like to improve it even further. Improvement takes a strong individual commitment and constant safety vigilance by every employee. All employees are responsible for working safely and reporting unsafe conditions.
Employee violations of safety policies, standards, and procedures, at work or at customer sites, can result in disciplinary action. Violence or threats of violence at work won’t be tolerated. Likewise, substance abuse on the job compromises everyone’s safety and won’t be tolerated.
Security of Our Sites and Products
Protecting our employees, neighboring communities, and property is a matter we take seriously. Because many of our sites produce chemicals and gases that could cause harm if used by people with malicious intent, security is a priority for Air Products. The Company has taken stringent measures to ensure the safety and security of our operations and products. Employees are required to follow all security policies, standards, and procedures. Employees are also encouraged to alert Corporate Security when they have security concerns of any sort.
Did I do my part to protect the
environment and ensure a
safe workplace?
Ask Yourself
     Did I follow all Air Products
     Environment, Health, and
     Safety policies, standards,
     and procedures designed to
     keep us safe?
     Did I report any safety
     concerns or unsafe conditions
     that I saw?

Q: I was approached by a potential customer who wants to buy some of our product, but he was vague about the ultimate use. He made a profitable offer, but I know the chemical can be dangerous if not used for legitimate purposes. Should I agree to supply him?
A: You should refuse to do business unless legitimate use, customer, and destination information can be established, and until any required export license from the appropriate government can be properly obtained. We must be vigilant in ensuring that potentially dangerous chemicals don’t fall into the hands of those with malicious intent.

Company Assets and Information
Appropriate Use of Company Systems and Equipment
It’s the responsibility of everyone to protect the Company’s assets. Theft, carelessness, and waste cut the Company’s profits. Employees should not only follow policy themselves but also help protect our assets by immediately reporting any suspected fraud, theft, or improper use of Company assets.
Company equipment, systems, goods, and services should be used only for Company business. Though incidental personal use is permitted, using such systems or equipment for personal gain is prohibited.
Managing Documents
Company records are important corporate assets. Prompt, accurate record keeping and filing help our work processes interact smoothly. All employees are responsible for creating, using, storing, preserving, and as appropriate, disposing of records according to company policies, standards, and procedures and current laws and regulations. You should consult your supervisor for guidance if you are uncertain how to manage documents.
Securities and Insider Trading
It is a violation of Air Products’ policy for an employee to disclose, directly or indirectly, any confidential information he or she becomes aware of in the course of employment with the Company. Employees may not use such information to their own advantage or to the Company’s disadvantage. For example, an employee may not purchase stock in another company that the employee has reason to believe Air Products may be interested in acquiring. And an employee couldn’t give such information to another who in turn might make use of it. The policy is consistent with U.S. laws on insider trading and also aims to prevent damage to the Company from the disclosure of valuable information.
Insider trading—trading of company stock (including stock in a 401K plan) based on material nonpublic information is against the law. Serious penalties apply. Material, nonpublic or inside information means information about Air Products or another company which has not been made public (such as knowledge about an acquisition or divestiture, management changes, new products, etc.) and which could affect an investor’s decision to buy, sell, or hold the stock of Air Products or the other company. Disclosure of inside information relating to the Company may result in criminal or civil liability. “Insiders” are employees or others who have sensitive or confidential information that hasn’t been publicly announced and might affect the price of shares.
From time to time, certain employees are told that, because of their knowledge about and/or involvement in a certain project, they are restricted in buying or selling Air Products stock. Certain employees, those whose position involves regular access to material information about the Company, are subject to restrictions on buying or selling Air Products stock, other than during certain so-called “window periods.”

Whether or not you are notified, if you possess material, nonpublic information about the Company, you are prohibited from trading in Air Products stock.
Intellectual Property and Protecting Company Information
Intellectual assets include the knowledge, information and know-how that a company and its employees possess. Written plans, product designs, current and future projects, patents, trademarks, know-how, work processes, and more are all intellectual assets owned by the Company. The free flow of information at Air Products is critical to our performance. But details about our intellectual assets could be valuable to a competitor and could undermine the Company’s growth. Air Products has a comprehensive Intellectual Asset Management program, with training available, so that employees can not only make the most of our combined intellectual resources but can safeguard them. Check the Air Products intranet for more information.
The Company may also hold confidential information about other companies or individuals, which we are legally obligated to protect. If you need to make use of such confidential or proprietary information, you must have a written agreement approved by one of the attorneys in our Law Department. Following this step can help avoid potential legal claims or contamination of the Company’s own research efforts, developments, and business.
Employees should protect all sensitive information about Air Products or others from unauthorized disclosure or use. Using such information yourself, for personal gain or to the disadvantage of the Company, is also against Air Products’ policies. Care must be taken when disposing of confidential and proprietary information.
Security in Our Computing Environment
Sensitive Company information is stored by employees on their work computers and within Air Products’ systems. That’s why employees must use our computing environment responsibly and follow policies, standards, and procedures related to its security—they are designed to protect our information and safeguard our computing environment from viruses.
Computing assets are intended to be used mainly for business purposes. However, some personal use is allowed as long as it doesn’t affect the employee’s performance or violate any Company policies, standards, or procedures. It’s the employee’s responsibility to familiarize him- or herself with such policies.
Employees should not allow anyone else to use their access rights to Air Products’ systems and should change passwords according to current rules. Unauthorized download or installation of nonstandard software or systems is not allowed, including games, music, etc.
Data Privacy
Personal data is information that applies to people, such as employment, medical, financial, and education and training records. It’s the responsibility of the Company and its employees to protect this information, just as we do Company information. Air Products complies with all laws about safeguarding personal data, which vary from country to country. Air Products’ policy also protects the confidentiality and privacy of any personal data.

Employee Privacy in the Computing Environment
All of Air Products’ computing systems, including e-mail (and information contained in e-mail), are Company property. Some e-mail uses are prohibited, including sending illegal, defamatory, offensive, or harassing messages or files, violating copyright laws, disclosing confidential information, sending solicitations for funds, and more.
Because the hardware and software used by employees are Company property, individual privacy is not guaranteed when using any system, including e-mail. Employees should not consider their e-mail private or personally confidential. The Company reserves the right, to the fullest extent available under applicable regional law, to intercept and scan e-mail and monitor all other systems to ensure appropriate use and compliance with policy.
Am I respecting
sensitivity and
confidentiality of
information?
Ask Yourself
Can any of the information I
am considering disclosing be
used to harm Air Products?
Will the information affect our
competitive edge? Is it “insider
information” that might affect
stock price?
Q: I was having dinner with a supplier, and he asked how we are doing on a certain customer bid. Is that confidential information?
A: Yes. While it’s good business to develop our relation-ship with the supplier, keep in mind that anything you say may be passed on to the competition. You should discuss the bid only if the supplier is involved in sup-porting our efforts and has signed a confidentiality agreement with Air Products to allow us to disclose information to him.
Q: My son wants to use my laptop to play games on the Internet. Is this OK?
A: Limited personal use of company equipment is OK, but you should not allow anyone else to use your computer. What’s more, downloading from the Internet or participating in chat rooms, game forums, and similar activities exposes Air Products’ computing environment to viruses and other possible security breaches.
Q: At a social event with friends, one of them asked me “What’s new and exciting at work?” I’m working on a project that will soon be made public. Is it OK to talk about the new project with my friend?
A: No. Though you are appropriately proud of the results of your efforts, you should not discuss this until made public. Buying or selling on the basis of this kind of information could be a violation of the law.

Conflicting Personal Interests
What Might Constitute a Conflict of Interest?
Employees should avoid any situation that involves, or appears to involve, a conflict between their personal interests and the interests of the Company. That means employees should avoid circumstances that might cloud their judgment or impartiality when doing their jobs. If your personal interests or your relationships cause you to feel favoritism (or appear to feel favoritism), a conflict of interests exists.
Examples of where a conflict of interest may arise:
•	If an employee is an owner or part-owner of an Air Products customer or supplier company or a consultant, wage earner, or someone who gets other compensation from that company

•	If an employee is an immediate family member of an owner or partner of a customer or supplier

•	If an employee would have personal gain from arranging a relationship between Air Products and a customer, supplier, or partner

•	If an employee receives personal benefits, such as loans or guarantees of obligations, from a customer, supplier, or partner

•	If an employee is connected with any business that is in direct or indirect competition with Air Products

•	If an employee discovers an opportunity for personal gain through his or her position or through the use of Company equipment or systems
Investing in shares in companies traded on major public exchanges acquired in an arm’s-length transaction as a part of a normal investment program doesn’t normally constitute a conflict.
If you have questions about whether a situation is a conflict of interest, contact the Law Department.
Giving or Receiving Gifts During the Course of Business
It’s normal and customary for people to give and receive meals or inexpensive entertainment during the course of business. Exchanging high-value gifts or providing or receiving excessive or inappropriate entertainment is unethical. It can be damaging to both your personal business reputation and that of Air Products.
In business relationships, no employee should offer or accept anything of value that might seem to be an attempt to influence business decisions or that might look like a bribe or a payoff. Giving or receiving cash is against Company policy, except in very specific and defined circumstances. It’s normal to accept reasonable and appropriate meals or entertainment during business interactions, and employees are encouraged to reciprocate with similar courtesies to maintain a balanced relationship. But providing or receiving entertainment or gifts that are inappropriate or in excess of that permitted by the Company’s guidelines is unethical. Likewise, employees should avoid even inexpensive exchanges when they know they’re against the policy of the other party’s company.

The Company will set limits on the amount of goodwill gifts an employee may give or accept, and employees are expected to be knowledgeable about these limits. If you have any questions concerning whether any gift or entertainment is excessive or inappropriate, you should ask your supervisor or manager or the Chief Risk Officer for advice.
Because there are very technical regulations regarding dealings with government employees, gift-giving in these relationships might be illegal. No gifts should be given to government employees without first seeking the approval of your immediate supervisor and a representative of the Law Department.
Does a conflict
of interest
exist?
Ask Yourself
Would I be willing to publicly
talk about this situation
without feeling embarrassment
or fearing legal proceedings?
Q: My sister is part-owner of a company bidding for a supply agreement with Air Products. It’s my job to evaluate the incoming bids. Is this a conflict of interest?
A: Yes. Because of your close family tie, you might be perceived as biased in your bid evaluation. You should explain the situation and ask your supervisor to assign someone else to look at and compare the supplier proposals.
Q: I’m managing a new customer account for Air Products, and the customer has told me that his previous supplier bought expensive theater tickets for his family every year. I’m worried he will not renew his contract if I don’t do the same. What should I do?
A: You should politely explain that it’s against Air Products’ policy to buy expensive gifts for customers because we base our interactions on the value provided by our services and products. You might choose to invite him to dinner, on you, and discuss ways our team can work with him to contribute to his business success.
Q: After solving a unique customer problem, I received a costly gold watch in the mail with a thank-you card from the company owner. Should I keep it?
A: No. You should graciously refuse the gift. This gift exceeds reasonable courtesies.

Interacting with the Public
Community Involvement
Air Products has a long-standing tradition of supporting and helping the communities where we operate and where our employees and their families live and work. The Company organizes and sponsors community outreach and education events, and our sites work together with residents in their areas to improve both the community and the way we do business. However, employees should only use Company funds for such activities in accordance with existing policies. The Corporate Relations Department can guide employees with questions in this area.
Joining in is a matter of choice. No employee should feel pressured to participate in any Company-sponsored outreach event or to contribute to Company-organized fundraising.
Political Involvement, Lobbying, and Contributions
At Air Products, one of our core values is to responsibly care for each other, our communities, and the global environment. Air Products encourages employees, officers, and directors to contribute to the community and to fully participate in local, national, and international politics. However, in doing so, Air Products and its employees must follow the laws governing participation in political affairs, including political contributions and lobbying. In some countries and jurisdictions, political contributions and lobbying are not permitted.
No employee may lobby or try to influence the actions of government officials regarding legislation or other policy decisions on matters relating to Company business unless the action is approved by Corporate Relations. It’s important to coordinate our lobbying efforts, and often those considered to be lobbyists must register as lobbyists.
It’s also Air Products’ policy to comply with all laws governing political contributions. And, as a matter of policy, Air Products does not make corporate political contributions to candidates in any country or region, even where allowed by law. Employees are free to give to a party or candidate on their own behalf, but they may not make any contribution of Company funds, property, or services to any political party or committee, or to any candidate for or holder of any office of any government.
This policy does not prevent, where lawful, the operation of a Political Action Committee (“PAC”). The Air Products Political Alliance (PAC) makes contributions to U.S. federal and state candidates who support the Company’s interests.
Communicating with the Public
It is particularly important that external communications are accurate and consistent and do not violate Company confidentiality, applicable laws, or sensitivities. Published information can have a significant effect on the Company’s reputation and have business and legal consequences. External communications could include those to news media, financial analysts and investors, our communities, our colleagues in industry, customers, and other members of outside groups.
The ease of electronic communication in today’s world means company information that well-intentioned employees did not mean to be published can easily appear on the Web and be found through Internet search. To be sure that work-related communications comply with current policy, we require certain reviews. If you are approached by the media or wish to publish information about your work, contact Corporate Communications for advice and review. If you are approached by an investor or analyst, contact Investor Relations. Technical papers should include approval from your supervisor and, in some cases, legal review. If you are asked to make an external presentation, consult your supervisor, who may decide to review it with Corporate Communications or the Law Department. These reviews are meant to protect you and the Company from unintended consequences and to present Air Products consistently and professionally.
If you have contact with the media or publish information in your outside-of-work activities, specify that you’re offering your personal opinion, not necessarily that of Air Products. Likewise, use caution not to disclose sensitive information.
Did I behave ethically in
my public interactions?
Ask Yourself
Did I follow all of Air
Products’ policies related to
community outreach, politics,
and contact with the public?
Q: An industry analyst has asked me some questions about a product. I know the answers. Can I talk to him?
A: You should refer the call to Investor Relations. Someone from that department will handle the analyst’s questions and call you for information if needed.
Q: Air Products is a major employer in my area. A reporter from my hometown paper has asked me to give an interview about working at Air Products. Is this OK?
A: Before talking to the reporter, you should contact Corporate Communications. Someone will advise you about how to proceed.

Interacting within Our Industry
Antitrust and Competition Laws
We expect our employees to follow the “letter and spirit” of the antitrust laws of the United States and the competition laws of any other country or group of countries whose laws apply to our business. That means obeying the clearly defined situations covered by the law as well as the intent of the laws in circumstances that are more complex and ambiguous. If an employee is ever unsure whether an action will violate the law, he or she should consult the Law Department. Air Products prospers through the merits of our products and services in a free and open competitive marketplace. No employee should assume that profits ever require or justify illegal actions.
Business competition is a cornerstone of a robust economy, and antitrust and competition laws protect the freedom of the marketplace. In general, antitrust and competition laws prohibit agreements or actions that may restrain trade or reduce competition. One of these U.S. laws, the Sherman Act, makes certain agreements and understandings between competitors per se unlawful. That means they are flatly prohibited and cannot be defended or justified in any way. Whether the understanding or agreement adversely affected competition is not considered; instead it is presumed to be illegal. For example, per se violations include agreements among competitors to: 1) fix or control prices or terms, 2) boycott certain suppliers or customers, 3) allocate products, territories or markets, or 4) limit the production or sale of products.
Antitrust and competition laws are complex and difficult to interpret, and they apply to a broad range of corporate activities. Violations can carry serious civil and criminal sanctions. And even the allegation of a violation can be damaging and disruptive to the Company. Great care and attention is expected of employees in a position to affect the commercial actions of the Company.
Competitor Relationships
Contact with competitors can serve legitimate business purposes such as certain trade association meetings and activities or the discussion of joint business or research ventures. And in some cases we buy from and/or sell to our competitors, so business dealings must take place. However, employees should use caution in their contacts with competitors because some information should not be freely exchanged. When you have any doubt if a transaction or course of conduct is consistent with Company policy or when considering a joint business or research venture of this kind, you should consult our Law Department for guidance.
Appropriate Ways to Obtain Competitive Information
Market research—trying to understand and anticipate the products, plans, and strategies of competitors—is part of good business. This information can be gathered from many legal sources, but there are clear limits. Improper acquisition or use of confidential information of competitors can have serious legal and business consequences. For example, in the U.S., the federal Economic Espionage Act imposes severe criminal penalties for individuals or organizations that improperly receive or pass along trade secrets.

The World Intellectual Property Organization (WIPO, a United Nations agency) administers treaties for intellectual property protection internationally. Trade-Related Aspects of Intellectual Property Rights (TRIPS) are also protected by certain agreements of the World Trade Organization (WTO) and international intellectual property law such as the Paris Convention for the Protection of Industrial Property and the Berne Convention.
Did I behave ethically while
interacting with industry
peers?
Ask Yourself
     Did I disclose information
     that should be considered a
     trade secret?
     Did I obtain information by
     legal, legitimate means?
     Did I propose agreements or
     partnerships that would stifle
     free market competition?
Q: At a trade association meeting, a representative of one of our competitors approached me with an idea to jointly build a production facility in a certain region where both companies need more product. It would be in everyone’s financial interests. Should I talk further with him about this?
A: This isn’t a decision you can make alone. Whether this joint production effort would be legal is a question that requires careful thought. You should contact our Law Department to review it with you.
Q: While talking to a competitor, he suggested that, in a certain region, we are probably both suffering with unnecessarily low margins. He said that we could make life simpler for ourselves by agreeing which of us will get the business of each of the major customers in that region. How should I respond?
A: While he may be right that short-term support to prices might result from that arrangement, it would be wrong and illegal, and the legal consequences might turn out to be enormous. You should make your refusal to consider this very clear. You do not want anyone to be in a position to suggest that you agreed by your actions, even though you did not say “yes.” This should be reported to the IntegrityLine or our Law Department.

Financial Accounting and Reporting Accuracy
Honest financial reporting is basic to our reputation for integrity. Since Air Products is a U.S. company, its financial accounting and reporting rules are governed by U.S. law. U.S. law as well as Air Products’ policy require honest and accurate financial reporting.
Honest reporting means a full, fair, accurate, timely, and understandable disclosure in all documents. Air Products files complete financial reports with the U.S. Securities and Exchange Commission (“SEC”) and issues financial summaries in other public statements and communications. It is essential that these statements be accurate and honest to allow us to comply with the law and public expectations.
But accurate reporting also helps us make good decisions for our businesses and operations. So our continued business success demands it too.
This means we should carefully and accurately prepare all business records (accounts, vouchers, invoices, bills, travel and entertainment expense re-ports, payrolls, service records, reports, books, etc.). Business records should be compiled in accordance with Air Products’ policies and local regulations and accounting rules. Local accounting records are later converted to U.S. GAAP (Generally Accepted Accounting Principles) for consolidated U.S. external reporting.
Here are some other requirements:
•	Substantiate our ledger entries with detailed documentation

•	Make no false or intentionally misleading entries, including numbers, categories, timing, or other details

•	Keep corporate funds and accounts according to our standard practices

•	Use accounts and funds only for a purpose that is fully and accurately described in the documentation
Did I maintain
our financial
integrity?
Ask Yourself
Did I follow all legal
requirements as well as
Air Products’ policies
related to financial
reporting?
Q: My boss asked me to play with some numbers so that our results for this quarter would look better, and then fix it next quarter. She implied that my job would be at risk if I don’t do it. I don’t feel right about it, but I’m scared. What should I do?
A: Do the right thing—accurate and timely reporting is the law. Implied threats to your employment or attempts to intimidate employees into unethical behavior won’t be tolerated for any reason. You should report the conversation to your manager’s supervisor promptly or call the IntegrityLine.
Q: I just started in a new position at Air Products, and I’ve learned that some expenses are recorded in the wrong category even though the amount is correct. If the numbers come out the same, does it matter?
A: It could be both a violation of Air Products’ policy and possibly the law. Accuracy in accounting for both use and amount is required, and any misrepresentation is an ethical violation. You should call your organization’s finance support person to have the details reviewed.

International Trade Laws
Antiboycott Laws
Some foreign governments boycott or refuse to deal with the governments of other countries or businesses in those other countries. These governments try to strengthen their boycott by making outside customers and suppliers also refuse to deal with the target country (or its companies) as a condition of doing business in their country. The United States has laws and regulations generally prohibiting U.S. companies and their foreign and domestic subsidiaries from cooperating with boycotts that the U.S. government does not support. These laws also require companies to report to U.S. governmental agencies when they receive written or oral requests to comply with or support such boycotts. Violations may result in criminal and civil penalties and the loss of tax benefits. It is the policy of the Company to comply in all respects with the U.S. antiboycott laws and regulations.
Import/Export Laws
Global importing and exporting laws require accurate classification, valuation, license determination, end-user/end-use screening, record keeping, timely filing, and marking of commodities and technologies crossing international borders. The United States and other governments may restrict, through required licensing, the exportation, importation, or reexportation of commodities based on factors such as origin, classification, or the dual-use nature of many of our commodities and technologies, as well as the identity of the customer. Exports and reexports to countries designated “embargoed” under U.S. law or the jurisdiction of the exporting country are prohibited. Violations may result in criminal and civil penalties and loss of exporting or importing privileges. It is the policy of the Company to comply with these laws.
Foreign Corrupt Practices Act
It’s Air Products’ policy to comply with the U.S. Foreign Corrupt Practices Act. That Act prohibits payments and offers of payments of anything of value to foreign officials, political parties, or candidates for foreign political office to get, keep, or direct business. And claiming not to know of the wrongdoing will not serve as a defense where circumstances should reason-ably have alerted you to it. Payments made indirectly through intermediaries, such as sales agents and consultants, when most people would understand that such payments are being passed along for prohibited purposes, are also illegal.
In addition to certain prohibited actions, the law also requires internal accounting control and record keeping by the Company in connection with any payments by its foreign subsidiaries.
The issues presented by this law are more complex than they may at first appear. For example, although you might not consider the term “foreign official” to include employees of businesses owned by a foreign government, the law would generally consider them to be “foreign officials.” To complicate things further, certain exceptions exist in the law. For these reasons and others, the assistance of legal counsel experienced in this area is essential for working through the complexities of the issues encountered in connection with complying with this law.

Some have complained that, by enacting this law, the U.S. government has unfairly handicapped U.S.-based companies in competing globally. However, many countries, including many of the major industrialized countries in Western Europe, have or are enacting similar laws. Before doing business outside of their home countries, employees need to have a working knowledge of the laws and policies of the countries in which they will be doing business. If you have questions about any International Trade Law matter, please contact the Law Department.
Did I follow
international trade
laws?
Ask Yourself
Did I follow the law while
importing or exporting?
Did I offer inappropriate gifts
which might be considered
bribes or payoffs to facilitate
business?
Q: I just won a supply bid for Air Products, but the draft contract contains a provision requiring that we agree not to use components or persons from a certain country in performing the contract. We don’t need to use anything from that country, but is signing it against U.S. antiboycott law?
A: The Law Department needs to review this contract (and any contract). In this case, the boycott language contained in all documentation must be removed or appropriately amended. These details cannot be replaced with a verbal agreement either, so use caution when speaking to the customer.
Q: I’ve been trying to sell our long-term services to a government-owned business in an emerging nation. But the key decision maker told our local sales agent he needs a sign of our support in the form of a large sum of cash. The sales agent says that he would probably be more successful if we help by raising his commission for this project. What should I do now?
A: You should say no, and review the events with the Law Department. While paying for the services of a sales agent is often appropriate, these circumstances should lead you to worry that the sales agent intended to pass all or a part of the increased commission on to the decision maker. It would be inappropriate and illegal for us to participate in such an arrangement if our suspicions were correct.

Healthcare
The Company provides healthcare equipment and services operating in many different regulatory environments in many countries around the world. Wherever you operate, all of the Company’s employees involved in our Healthcare businesses should not directly or indirectly engage in the following conduct:
•	Offering, making, soliciting, or receiving payments or anything of value in exchange for making or recommending the referral of patients, the purchase or lease of any service or items, or the award of any contract

•	Submitting or causing the submission of false, fraudulent, or misleading claims, including claims for service not rendered, claims which characterize the service differently than the service actually rendered, or falsification of medical necessity documentation or prescriptions

•	Making false representations to any person or entity in order to gain or retain participation in a program, contract, or right to supply services or equipment or obtain payment from a payer
Employees also have an obligation to actively protect and safeguard the confidentiality of patient information, including sensitive medical, demo-graphic, and financial information (such as payment and reimbursement information) in accordance with applicable laws or regulations.

Board Responsibility and Waivers
The Board of Directors has adopted the Code of Conduct, and only the Board may approve amendments to the Code. In rare circumstances, the Chief Compliance Officer may determine it is appropriate to waive a portion of the Code of Conduct. Any waiver of the application of the Code that would apply to Executive Officers (any officer as defined for purposes of Section 16 of the Securities Exchange Act of 1934) of the Company, however, can be made only by the Corporate Governance and Nominating Committee of the Board of Directors. All such waivers shall be promptly disclosed to the shareholders of the Company.

Country Toll-free Numbers for Reporting Code of Conduct Violations

Belgium	0800-71658

Brazil	0800-891-4169

China	10-800-711-0635-North

10-800-110-0581-South

Czech Republic	800-142-716

France	0800-90-0198

Germany	0800-180-0837

Indonesia	001-803-1-008-3251

Italy	800-788319

Japan	00531-11-4454

0044-22-11-2562 0034-800-900066

Korea	00798-1-1-005-6156

Malaysia	1-800-81-2303

Netherlands/Holland	0800-022-0720

Poland	00-800-111-1582

Portugal	800-8-11604

Spain	###-##-####

Taiwan	00801-10-4062

United Kingdom	0808-234-6711

United States	877-272-9726

*Other
Web (Online) Address for Reporting Code of Conduct Violations (Type this URL into your browser to access the Web site. English, Spanish, and Traditional Chinese are currently available. Other languages may be added as appropriate in the future.)
wwvv.airproducts.com/integrityonline

*You may also visit the Air Products Web site to see if your country’s number has been added. New numbers will be added to the Web site list as appropriate in the future. Other current contact information pertaining to the Code of Conduct will also be available at this site: wwwairproducts.com/CodeofConduct